Rogers Wireless Reports Third Quarter 2003 Results

Quarterly Network Revenue Grows 16.9% and Operating Profit Increases 38.8% on Strong
Postpaid Subscriber Net Additions, Increasing ARPU and Reduced Postpaid Churn

TORONTO (October 17, 2003) - Rogers Wireless Communications Inc. (“Rogers Wireless”, “Wireless” or “the Company”) today announced its financial and operating results for the third quarter and nine months ended September 30, 2003.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended September 30,	2003	2002	% Change

Operating revenue	599,792	520,233	15.3
Operating profit (1)	219,461	158,154	38.8
Net income (loss)	42,741	(14,143)	—
Earnings (loss) per share	0.30	(0.10)	—
Net income (loss) (excl. non-recurring items) (2)	42,741	(36,902)	—
Earnings (loss) per share (excl. non-recurring items) (2)	0.30	(0.26)	—
Property, plant and equipment expenditures	116,379	126,016	(7.6)

Nine Months Ended September 30,	2003	2002	% Change

Operating revenue	1,657,519	1,440,275	15.1
Operating profit (1)	552,149	396,283	39.3
Net income (loss)	136,490	(51,838)	—
Earnings (loss) per share	0.96	(0.37)	—
Net income (loss) (excl. non-recurring items) (2)	136,490	(86,928)	—
Earnings (loss) per share (excl. non-recurring items) (2)	0.96	(0.61)	—
Property, plant and equipment expenditures	292,865	376,247	(22.2)

(1)	Operating profit is defined herein as operating income after management fees paid to Rogers Communications Inc. (“RCI”) and before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items and is a standard measure that is commonly reported and widely used in the wireless communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP.

(2)	Non-recurring items for the nine months ended September 30, 2002 were changes in estimates of sales tax and CRTC contribution liabilities, resulting in a net benefit of $12.3 million in the first quarter of 2002 and a gain of $22.8 million on the repayment of long-term debt in the third quarter of 2002.

Highlights of the third quarter of 2003 included the following:

•	Network revenue, which excludes equipment sales, increased 16.9 percent and operating profit increased 38.8 percent compared to the third quarter of 2002. Operating profit margin, based on network revenue, increased to 40.6 percent from 34.2 percent in the previous year as the Company continued to gain scale economies as it expands the business while controlling costs.

•	Growth in quarterly operating profit, combined with reduced spending on property, plant and equipment (“PP&E”), resulted in a significant improvement in the Company’s cash flow. Operating profit less PP&E expenditures and interest expense was $53.7 million, an improvement of $71.8 million from the third quarter of 2002.

•	Average monthly revenue per postpaid voice and data subscriber (“ARPU”) of $60.78 increased from the third quarter of 2002 by $2.92, or 5.0 percent, reflecting the continued activation and retention of higher valued customers, increased penetration of enhanced voice services, growth in wireless data and roaming revenues and continued stability of industry pricing.

•	Quarterly postpaid voice and data subscriber net additions of 97,000 were higher by 29.2 percent over the 75,100 net additions in the third quarter of 2002, reflecting both higher levels of gross activations and reduced churn levels. Average monthly postpaid churn for the third quarter declined to 1.85 percent from 2.05 percent in the third quarter of the previous year.

•	Revenues from wireless data services, which grew 127.2 percent year-over-year to $19.1 million from $8.4 million in the third quarter of the prior year, represented approximately 3.5 percent of network revenue in the quarter compared to 1.8 percent in the third quarter of 2002.

•	In conjunction with Canada’s other national wireless carriers, the Company announced an industry agreement to establish common standards for WiFi roaming and interoperability.

•	Following the end of the third quarter, the Company introduced ‘totalphone’, a hybrid wireless service offering that combines characteristics and benefits of both postpaid and prepaid wireless offerings.

“The third quarter results reflect our continued disciplined strategic and operational focus on driving improved and sustainable profitability at Rogers Wireless”, said Nadir Mohamed, President and CEO of Rogers Wireless Communications Inc. “Our targeted marketing and retention programs, combined with our innovative service offerings and well-controlled cost structure, are again evident this quarter in our strong revenue and operating profit growth, higher ARPU, reduced churn and expanded margins”.

Consolidated Results of Operations for the Third Quarter Ended September 30, 2003

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue (1)
Postpaid (voice and data)	512.8	426.8	86.0	20.1	1,414.0	1,200.9	213.1	17.7
Prepaid	21.2	26.9	(5.7)	(21.2)	64.0	69.9	(5.9)	(8.4)
One-way messaging	6.8	8.8	(2.0)	(22.7)	21.1	26.9	(5.8)	(21.6)

Network revenue	540.8	462.5	78.3	16.9	1,499.1	1,297.7	201.4	15.5
Equipment revenue	59.0	57.7	1.3	2.3	158.4	142.6	15.8	11.1

Operating revenue	599.8	520.2	79.6	15.3	1,657.5	1,440.3	217.2	15.1

Operating profit(2)	219.5	158.2	61.3	38.7	552.1	396.3	155.8	39.3
Operating profit margin - based on network revenue	40.6%	34.2%	6.4%		36.8%	30.5%	6.3%

(1)	The previous periods’ presentation of revenue categories has been reclassified to conform to the current presentation.

(2)	Operating profit is defined as operating income after management fees paid to RCI and before depreciation, amortization, interest, income taxes and non-operating and non-recurring items.

The 16.9 percent increase in network revenue was driven by an 11.0 percent increase in the total number of wireless voice and data subscribers compared to the third quarter of 2002, combined with a 6.0 percent increase in blended ARPU. The increase in the year-over-year quarterly ARPU, a trend that has continued for the last four consecutive quarters, is attributable to improved customer mix, increased penetration of enhanced voice services, the growth of wireless data usage and the general stability of industry pricing. The Company also continues to experience substantial growth in inbound and outbound customer roaming revenues. The growth in roaming revenues is largely a result of the deployment by the Company of its national GSM/GPRS network platform in early 2002, which has provided for seamless roaming to the Company’s subscribers who travel internationally, as well as the increased ability to capture roaming revenues from international visitors to Canada.

The 38.7 percent year-over-year increase in quarterly operating profit was a result of the 16.9 percent network revenue growth, partially offset by an increase of 5.6 percent in total operating expenses, including sales and marketing costs, and reflects the Company’s success in scaling the business by leveraging existing operating costs as revenue grows.

Wireless Subscriber Results

	Three Months Ended September 30,				Nine Months Ended September 30,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Postpaid (Voice and Data)(1)
Gross additions	252.2	225.2	27.0	12.0	683.1	624.6	58.5	9.4
Net additions	97.0	75.1	21.9	29.2	234.0	207.9	26.1	12.6
Total subscribers					2,863.3	2,501.9	361.4	14.4
ARPU ($)	60.78	57.86	2.92	5.0	57.50	55.80	1.70	3.0
Average monthly usage (minutes)	374	323	51	15.8	360	318	42	13.2
Churn (%)	1.85	2.05	(0.20)	(9.8)	1.84	1.95	(0.11)	(5.6)
Prepaid
Gross additions	73.4	62.4	11.0	17.6	190.0	164.2	25.8	15.7
Net additions (losses)	18.2	17.4	0.8	4.6	(4.4)	20.4	(24.8)	—
Adjustment to subscriber base (2)					(20.9)	—	(20.9)	—
Total subscribers(2)					753.4	755.0	(1.6)	(0.2)
ARPU ($)(3)	9.46	12.01	(2.55)	(21.2)	9.40	10.47	(1.07)	(10.2)
Churn (%)	2.48	2.02	0.46	22.8	2.85	2.16	0.69	31.9
Total - Postpaid and Prepaid
Gross additions	325.6	287.6	38.0	13.2	873.1	788.8	84.3	10.7
Net additions	115.2	92.5	22.7	24.5	229.6	228.3	1.3	0.6
Adjustment to subscriber base (2)					(20.9)	—	(20.9)	—
Total subscribers (2)					3,616.7	3,256.9	359.8	11.0
ARPU (blended) ($)(3)	50.03	47.20	2.83	6.0	47.07	45.06	2.01	4.5
One-Way Messaging
Gross additions	8.3	14.9	(6.6)	(44.3)	33.5	46.6	(13.1)	(28.1)
Net additions	(14.8)	(16.7)	1.9	(11.4)	(43.9)	(54.0)	10.1	(18.7)
Total subscribers					258.4	316.6	(58.2)	(18.4)
ARPU ($)	8.58	9.07	(0.49)	(5.4)	8.36	8.75	(0.39)	(4.5)
Churn (%)	2.89	3.21	(0.32)	(10.0)	3.04	3.24	(0.20)	(6.2)

(1)	The previous periods’ subscriber and per subscriber presentation has been reclassified to conform to the current presentation.

(2)	The Company’s policy is to treat prepaid subscribers with no usage for a six-month period as a reduction of the prepaid subscriber base. As part of a review of prepaid subscriber usage in the second quarter of 2003, the Company determined that a number of subscribers, totalling 20,900, who only had non-revenue usage (i.e. calls to customer service) over a period of several months were being included in the prepaid subscriber base. The Company determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the opening prepaid subscriber base. The Company has amended its policy to reflect all prepaid subscribers with no revenue-generating usage in a six-month period as deactivations.

(3)	Prepaid ARPU is calculated on net wholesale revenues to the Company.

Postpaid voice and data subscriber additions in the quarter represented 77.5 percent of total gross additions and 84.2 percent of total net additions. The Company continued its strategy of targeting higher-value postpaid subscribers in the quarter, adding a significant number of postpaid subscribers, while at the same time increasing the number of prepaid subscribers.

The 5.0 percent increase in postpaid voice and data ARPU, compared to the third quarter of the previous year, reflects the Company’s success in attracting a greater mix of postpaid customers, increased penetration of enhanced voice services, the impact of wireless data growth, the general stability of industry pricing and the growth in roaming revenues. The 127.2 percent increase in data revenues in the quarter, from $8.4 million in 2002 to $19.1 million, represents approximately 38 percent of the $2.92 increase in postpaid ARPU. The decline in prepaid ARPU on a year-over-year basis was primarily a result of the introduction of more competitive prepaid offers in the quarter, which also helped increase the number of prepaid subscribers acquired in the quarter.

The Company remains committed to its strategy of attracting high-value postpaid subscribers while at the same time recognizing the significance of the prepaid market segment. As a result, in early October 2003, the Company introduced ‘totalphone’, a hybrid wireless offering with features of both prepaid and postpaid service offerings.

The continuing trend of improved postpaid voice and data subscriber churn, as reflected in the 1.85 percent monthly rate in the current quarter, is related to the Company’s enhanced focus on customer retention and an ongoing focus on longer term contracts for new and renewing subscribers. The increase in prepaid subscriber churn to 2.48 percent in the quarter is generally attributable to aggressive competitive prepaid offers in the market.

One-way messaging (or paging) subscriber churn declined in the third quarter to 2.89 percent from 3.21 percent in the same period of 2002. With 258,400 paging subscribers, the Company continues to view paging as a profitable but mature business segment and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly utilize the benefits of two-way messaging and converged voice and data devices.

Operating Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per subscriber statistics)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating expenses before sales and marketing costs(1)(2)	200.8	193.6	7.2	3.7	594.7	586.3	8.4	1.4
Sales and marketing costs	120.5	110.8	9.7	8.8	352.3	315.1	37.2	11.8

	321.3	304.4	16.9	5.6	947.0	901.4	45.6	5.1
Average monthly operating expenses per subscriber before sales and marketing costs (1)(2)	17.51	18.28	(0.77)	(4.2)	17.53	18.74	(1.21)	(6.5)
Sales and marketing costs per gross subscriber addition(1)	361	366	(5)	(1.4)	389	377	12	3.2

(1)	The previous periods’ presentation has been reclassified to conform to the current presentation. Customer retention costs are included in operating expenses before sales and marketing costs.

(2)	Operating expenses for the nine months ended September 30, 2002 exclude the benefit of non-recurring items of $12.3 million.

The 3.7% increase in total operating expenses (including customer retention costs) before sales and marketing costs, compared to the third quarter of 2002, is attributable to customer retention spending offset by savings in other operations of the Company. Average monthly operating expense per subscriber continues to decline, down 4.2 percent in the quarter compared to the same quarter of 2002. The decline reflects the success in capturing operating and scale efficiencies, as the total subscriber base continued to increase compared to the nine months ended September 30, 2002, while operating expense levels were held relatively flat.

The modest year-over-year decline in sales and marketing cost per gross addition reflects higher gross sales volumes, offset by the impact of slightly higher variable costs per gross addition related to the cost of acquiring a significant proportion of higher-value and term-contract postpaid customers. In the quarter, approximately 89 percent of gross postpaid wireless voice and data additions were on a term contract of 24 months or greater.

Reconciliation to Net Income (Loss)

Taking into account the other income and expense items below operating profit, the Company recorded net income of $42.7 million in the third quarter, compared to a loss of $14.1 million in the third quarter of 2002. Other income and expense items required to reconcile operating profit to operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating profit(1)	219.5	158.2	61.3	38.7	552.1	396.3	155.8	39.3
Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	—	—	12.3	(12.3)	(100.0)
Depreciation and amortization	(129.1)	(116.6)	(12.5)	10.7	(373.4)	(337.0)	(36.4)	10.8

Operating income	90.4	41.6	48.8	117.3	178.7	71.6	107.1	149.6
Interest on long-term debt	(49.3)	(50.1)	0.8	(1.6)	(146.9)	(145.5)	(1.4)	1.0
Foreign exchange gain (loss)	2.0	(27.2)	29.2	(107.4)	107.8	3.3	104.5	—
Gain on repayment of long-term debt	—	22.8	(22.8)	(100.0)	—	22.8	(22.8)	(100.0)
Other	0.8	(0.1)	0.9	—	0.8	0.1	0.7	—
Income taxes	(1.2)	(1.1)	(0.1)	9.1	(3.9)	(4.1)	0.2	(4.9)

Net income (loss)	42.7	(14.1)	56.8	—	136.5	(51.8)	188.3	—

(1)	Operating profit is defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-operating and non-recurring items.

Depreciation and Amortization

The year-over-year increase in depreciation and amortization expense for the third quarter was primarily due to PP&E expenditure levels in prior years, and the resulting higher asset levels and depreciation relating to the GSM/GPRS network overlay.

Interest on Long-Term Debt

The minimal change in interest expense in the third quarter of 2003, compared to the same period in 2002, is attributable to relatively stable debt levels in both periods. Long-term debt has declined to $2.199 billion at September 30, 2003, from $2.254 billion at September 30, 2002. The decreased level of debt is the result of foreign exchange fluctuations on the unhedged portion of long-term debt, partially offset by increased borrowings.

Foreign Exchange

In the third quarter of 2003, the Canadian dollar continued to strengthen in value against the U.S. dollar, giving rise to the $2.0 million foreign exchange gain recorded by the Company relating primarily to the revaluation of unhedged U.S. dollar denominated debt.

Income Taxes

Income taxes in the third quarter consisted of a current income tax expense related to the Federal Large Corporations tax.

Net Income (Loss)

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Net income (loss)	42.7	(14.1)	56.8	—	136.5	(51.8)	188.3	—
Earnings (loss) per share	0.30	(0.10)	0.40	—	0.96	(0.37)	1.33	—
Net income (loss) (excl. non-recurring items)	42.7	(36.9)	79.6	—	136.5	(86.9)	223.4	—
Earnings (loss) per share (excl. non-recurring items)	0.30	(0.26)	0.56	—	0.96	(0.61)	1.57	—

The increase in the quarterly earnings per share over the same quarter of the previous year, excluding non-recurring items, is primarily driven by the growth in operating profit, combined with the impact of the recognition of foreign exchange gains compared to a loss in 2002, offset by the increases in depreciation and amortization expense and the recognition of a gain on the repayment of debt in the third quarter of 2002.

Property, Plant and Equipment Expenditures

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Property, plant and equipment expenditures	116.4	126.0	(9.6)	(7.6)	292.9	376.2	(83.3)	(22.1)

PP&E expenditures for the third quarter were $116.4 million, lower than the third quarter of 2002 by $9.6 million. Network related PP&E expenditures totalled $94.9 million in the quarter compared to $92.1 million in the third quarter of 2002. Network spending in both the third quarter of 2003 and 2002 was related mainly to capacity expansion. Network spending in 2003 also included the deployment of GSM/GPRS network functionality in the 850 Megahertz (“MHz”) frequency band. In addition, in the third quarter of 2003, the Company spent $17.2 million on information technology compared to $11.4 million in the third quarter of 2002. Information technology spending in both years is primarily related to customer service projects. Facilities-related and other PP&E expenditures, which comprises the remainder of PP&E expenditures, declined by $18.0 million year-over-year, primarily attributable to the substantial completion of the expansion of the corporate head office facility and the Moncton call centre.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the third quarter increased by $62.7 million to $169.5 million from $106.8 million in the third quarter of 2002, reflecting the increase in operating profit. Taking into account the changes in working capital, cash flow from operating activities for the quarter increased by $18.5 million to $214.1 million from $195.6 million in the third quarter in 2002. Details of the changes in non-cash working capital for the third quarter of 2003 and 2002 are included in Note 6 of the Consolidated Financial Statements included herein.

In aggregate, other net sources of funds during the third quarter totalled approximately $0.9 million from the issue of shares under the employee share purchase plan and the exercise of employee stock options.

The net funds used during the third quarter totalled approximately $224.5 million, and was comprised of: (1) expenditures of $116.4 million of PP&E; (2) a net repayment $106.0 million of bank advances, and (3) a $2.1 million repayment of mortgages and capital leases.

As a result of the above, the Company’s cash and cash equivalents balance decreased in the third quarter by $9.5 million, which together with the opening cash position of $3.7 million, resulted in a closing cash deficiency of $5.7 million.

The Company’s available liquidity at September 30, 2003, under its committed bank facility, was $600.0 million.

Guidance

The Company is revising upwards its 2003 guidance for full year network revenue (excluding equipment sales) and operating profit.

Wireless network revenue guidance for 2003 is revised upward from the range of $1,930 million to $1,970 million to a range of $2,000 million to $2,030 million. Operating profit guidance is revised upward from the range of $630 million to $650 million to a range of $700 million to $720 million. Other guidance ranges for 2003 remain unchanged.

Rogers Wireless Communications Inc.
Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars except per share amounts)	2003	2002	2003	2002

Operating revenue	$599,792	$520,233	$1,657,519	$1,440,275
Operating, general and administrative expenses	377,497	359,327	1,096,868	1,035,737
Management fees	2,834	2,752	8,502	8,255

Operating income before the following:	219,461	158,154	552,149	396,283
Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	(12,331)
Depreciation and amortization	129,069	116,646	373,425	336,976

Operating income	90,392	41,508	178,724	71,638
Interest expense on long-term debt	49,339	50,105	146,948	145,503

	41,053	(8,597)	31,776	(73,865)
Gain on repayment of long-term debt	—	22,759	—	22,759
Foreign exchange gain (loss)	2,008	(27,182)	107,780	3,315
Other income	851	4	861	82

Income (loss) before income taxes	43,912	(13,016)	140,417	(47,709)
Income taxes	1,171	1,127	3,927	4,129

Net income (loss) for the period	$42,741	$(14,143)	$136,490	$(51,838)

Earnings (loss) per share - basic and diluted (Note 4)	$0.30	$(0.10)	$0.96	$(0.37)

Rogers Wireless Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$42,741	$(14,143)	$136,490	$(51,838)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	129,069	116,646	373,425	336,976
Gain on repayment of long-term debt	—	(22,759)	—	(22,759)
Change in estimate of sales tax liability	—	—	—	(19,157)
Unrealized foreign exchange (gain) loss	(2,294)	27,052	(107,324)	(2,810)

	169,516	106,796	402,591	240,412
Change in non-cash working capital items (Note 6)	44,629	88,812	(74,178)	130,613

	214,145	195,608	328,413	371,025
Financing activities:
Issue of long-term debt	68,000	18,000	426,000	258,000
Repayment of long-term debt	(176,093)	(136,517)	(479,430)	(293,895)
Proceeds on termination of cross-currency interest rate exchange agreements	—	32,886	—	32,886
Issue of capital stock	851	573	2,067	2,312

	(107,242)	(85,058)	(51,363)	(697)
Investing activity:
Additions to property, plant and equipment	(116,379)	(126,016)	(292,865)	(376,247)

Decrease in cash	(9,476)	(15,466)	(15,815)	(5,919)
Cash (deficiency), beginning of period	3,729	4,179	10,068	(5,368)

Cash deficiency, end of period	$(5,747)	$(11,287)	$(5,747)	$(11,287)

Supplemental cash flow information:
Interest paid	$3,246	$7,241	$103,113	$101,478
Income taxes paid	3,022	1,748	6,277	5,977

Cash (deficiency) is defined as cash and cash equivalents which have an original maturity of less than 90 days, less bank advances.

Rogers Wireless Communications Inc.
Consolidated Balance Sheets

	September 30,	December 31,
(In thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$2,302,200	$2,371,133
Spectrum and brand licences	417,404	419,294
Goodwill	7,058	7,058
Cash and cash equivalents	—	10,068
Accounts receivable	326,854	289,907
Due from affiliated companies (Note 7)	432	—
Deferred charges	41,408	51,145
Other assets	44,645	36,399

	$3,140,001	$3,185,004

Liabilities and Shareholders’ Equity
Liabilities:
Bank advances, arising from outstanding cheques	$5,747	$—
Long-term debt (Note 2)	2,199,321	2,360,075
Accounts payable and accrued liabilities	435,560	450,510
Due to affiliated companies (Note 7)	—	4,041
Unearned revenue	40,480	48,075
Deferred gain	19,880	21,847

	2,700,988	2,884,548
Shareholders’ equity (Note 3)	439,013	300,456

	$3,140,001	$3,185,004

Rogers Wireless Communications Inc.
Consolidated Statements of Deficit

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
(In thousands of dollars)	2003	2002

Deficit, beginning of year	$(1,582,730)	$(1,492,025)
Net income (loss) for the period	136,490	(51,838)

Deficit, end of period	$(1,446,240)	$(1,543,863)

Rogers Wireless Communications Inc.
Notes to Consolidated Financial Statements
Nine Months Ended September 30, 2003 and 2002

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2002.

1.	Basis of Presentation and Accounting Policies:

The interim unaudited Consolidated Financial Statements include the accounts of Rogers Wireless Communications Inc. and its subsidiaries (collectively “Wireless” or “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Financial Statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual Financial Statements.

2.	Long-Term Debt:

		September 30,	December 31,
(In thousands of dollars)		2003	2002

Bank credit facility	Floating	$100,000	$149,000
Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
Senior Secured Notes, due 2007	8.30%	264,827	309,775
Senior Secured Debentures, due 2008	9-3/8%	433,121	433,121
Senior Secured Notes, due 2011	9-5/8%	764,143	764,143
Senior Secured Debentures, due 2016	9-3/4%	208,656	229,987
Senior Subordinated Notes, due 2007	8.80%	241,830	282,875
Mortgage payable and capital leases	Various	26,744	31,174

		$2,199,321	$2,360,075

3.	Shareholders’ Equity:

	September 30,	December 31,
(In thousands of dollars)	2003	2002

Capital stock:
Issued and outstanding-
90,468,259 Class A Multiple Voting shares	$962,661	$962,661
51,305,301 Class B Restricted Voting shares (2002 - 51,271,683)	923,022	922,426

	1,885,683	1,885,087
Deduct amounts receivable from employees under the share purchase plan	(430)	(1,901)

	1,885,253	1,883,186
Deficit	(1,446,240)	(1,582,730)

	$439,013	$300,456

During the nine months ended September 30, 2003, 33,618 Class B Restricted Voting shares were issued upon the exercise of stock options for cash of $0.6 million.

4.	Earnings (Loss) Per Share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except per share amounts)	2003	2002	2003	2002

Numerator:
Net income (loss) for the period - Basic and diluted	$42,741	$(14,143)	$136,490	$(51,838)
Denominator:
Weighted average number of shares:
Basic	141,770	141,605	141,752	141,603
Diluted	142,212	141,605	141,957	141,603
Earnings (loss) per share for the period:
Basic	$0.30	$(0.10)	$0.96	$(0.37)
Diluted	0.30	(0.10)	0.96	(0.37)

5.	Stock-Based Compensation:

For stock options granted to employees, had the Company determined compensation expense based on the “fair value” method at the grant date of such stock option awards consistent with the method prescribed under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, the Company’s earnings (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars, except per share amounts)	2003	2002	2003	2002

(Based on all issued and outstanding options)
Net income (loss) for the period, as reported	$42,741	$(14,143)	$136,490	$(51,838)
Stock-based compensation expense	(3,082)	(3,484)	(8,917)	(9,646)

Pro forma net income (loss) for the period	$39,659	$(17,627)	$127,573	$(61,484)

Effect of stock-based compensation - basic and diluted	$(0.02)	$(0.02)	$(0.06)	$(0.06)
Pro forma earnings (loss) per share - basic and diluted	0.28	(0.12)	0.90	(0.43)

Under the transitional rules, CICA Handbook Section 3870 allows companies to include only options issued subsequent to December 31, 2001 in the pro forma calculation of net income (loss) for the period. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense for the nine months ended September 30, 2003 would have been $1.2 million (2002 - $0.2 million) and pro forma net income for the nine months ended September 30, 2003 would have been $135.3 million or $0.95 per share (basic and diluted) (2002 – loss of $52.0 million or $0.37 per share (basic and diluted)).

The weighted average estimated “fair value” at the date of the grant for options granted by the Company in the nine months ended September 30, 2003, was $10.59 per share (2002 - $9.02). No options were granted in the three month periods ended September 30, 2003 and 2002. The fair value of each option as at the date of the grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended
	September 30,
	2003	2002

Risk-free interest rate	4.66%	5.02%
Dividend yield	—	—
Volatility factor of the future expected market price of the Company’s Class B Restricted Voting shares	56.14%	50.03%
Weighted average expected life of the options	5 years	5 years

For the purposes of pro forma disclosures, the estimated “fair value” of the options is amortized to expense over the options vesting period on a pro-rated straight-line basis.

6.	Consolidated Statements of Cash Flows:

The change in non-cash working capital items is comprised of the following:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2003	2002	2003	2002

Decrease (increase) in accounts receivable	$(56,130)	$(21,408)	$(36,947)	$25,510
Increase (decrease) in accounts payable and accrued liabilities and unearned revenue	92,027	92,086	(22,545)	95,768
Decrease (increase) in other assets and deferred gain	9,177	18,758	(10,213)	2,112
Increase (decrease) in amounts due to (from) affiliated companies, net	(445)	(624)	(4,473)	7,223

	$44,629	$88,812	$(74,178)	$130,613

7.	Related Party Transactions:

The amounts due from (to) Rogers Communications Inc. (“RCI”) and its subsidiaries, and AT&T Wireless Services, Inc. (“AWE”) are comprised of the following:

	September 30,	December 31,
(In thousands of dollars)	2003	2002

RCI	$(138)	$(3,588)
Rogers Cable Inc. (“Cable”)	28	(28)
AWE	542	(425)

	$432	$(4,041)

The above amounts reflect intercompany charges for capital and operating expenditures that are short-term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, being the amounts agreed to, is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2003	2002	2003	2002

RCI:
Management fees	$2,834	$2,752	$8,502	$8,255
Wireless services	63	(19)	(539)	(310)
Rent income	(2,262)	(2,385)	(6,237)	(6,353)

	635	348	1,726	1,592
Cable:
Wireless products and services for resale	(3,816)	(4,191)	(9,343)	(9,249)
Subscriber activation commissions and customer service	2,584	2,332	6,941	5,925
Rent income	(948)	(926)	(2,779)	(2,750)
Wireless services	(895)	(554)	(1,782)	(1,713)
Transmission facilities usage	110	110	330	330

	(2,965)	(3,229)	(6,633)	(7,457)
Rogers Media Inc.:
Advertising	1,177	819	2,749	1,584
Rent income	(2,682)	(488)	(5,985)	(1,449)
Wireless services	(277)	(45)	(381)	(135)

	(1,782)	286	(3,617)	—
AWE:
Roaming revenue	(4,409)	(4,806)	(10,098)	(10,634)
Roaming expense	3,081	4,081	10,868	13,985
Over-the-air activation services	61	156	234	527

	(1,267)	(569)	1,004	3,878

	$(5,379)	$(3,164)	$(7,520)	$(1,987)

The Company enters into certain transactions in the normal course of business with organizations, the partners or senior officers of which are directors of the Company. The total amounts paid by the Company to these organizations, excluding the amounts disclosed above, for the nine months ended September 30, 2003, was $1.2 million (2002 - $1.3 million).

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the management’s discussion and analysis portion of the Company’s most recent Annual Report, filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

About the Company

Rogers Wireless Communications Inc. operates under the co-brand Rogers AT&T Wireless and has offices in Canadian cities from coast-to-coast. The Company is one of Canada’s leading wireless communications service providers, offering a complete range of wireless solutions including Digital PCS, cellular, advanced wireless data services, two-way messaging and paging to almost 3.9 million customers across Canada. Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) is 56 percent owned by Rogers Communications Inc. and 34 percent owned by AT&T Wireless Services, Inc.

For further information (investors and analysts)

Bruce M. Mann, 416.935.3532, bmann2@rci.rogers.com

Eric A. Wright, 416.935.3550, ewright@rci.rogers.com

For further information (media)

Heather Armstrong, 416.935.6379, harmstro@rci.rogers.com

Quarterly Conference Call

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ETN on October 17, 2003. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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